Exhibit 16.1

March 28, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

We have read Item 4.01 of Form 8-K dated March 28, 2013, of MarineMax, Inc. and are in agreement with the statements contained in the second, third and fourth paragraphs listed under “Dismissal of previous independent registered public accounting firm” on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP